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                          April 11, 2024

       Chun-Hsien Tsai
       Chief Executive Officer
       Ainos, Inc.
       8880 Rio San Diego Drive, Ste. 800
       San Diego, CA 92108

                                                        Re: Ainos, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 8, 2024
                                                            File No. 333-278556

       Dear Chun-Hsien Tsai:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Carol Stubblefield